TRAVELERS
INVESTMENT COMPANY BLANKET BOND

St. Paul Fire and Marine Insurance Company
St. Paul, Minnesota 55102-1396
(A Stock Insurance Company, herein called Underwriter)
DECLARATIONS
Item 1. Name of Insured (herein called Insured):
Sentinel Group Funds, Inc.
Principal Address:
One National Life Drive	BOND NO. 490PB1635
Montpelier,VT 056604

Item 2. Bond Period from 12:01 a.m. on 07/29/07 to 12:01 a.m. on 07/29/08 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability
Subject to Sections 9, 10, and 12 hereof:
	Limit of Liability	Deductible Amount
Insuring Agreement A - FIDELITY	$15,000,000	$15,000
Insuring Agreement B - AUDIT EXPENSE	$15,000,000	$Nil
Insuring Agreement C - PREMISES	$15,000,000	$15,000
Insuring Agreement D - TRANSIT	$15,000,000	$15,000
Insuring Agreement E - FORGERY OR ALTERATION	$15,000,000	$15,000
Insuring Agreement F - SECURITIES	$15,000,000	$15,000
Insuring Agreement G - COUNTERFEIT CURRENCY	$15,000,000	$15,000
Insuring Agreement H - STOP PAYMENT	$100,000	$15,000
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF	$100,000	$15,000
DEPOSIT
OPTIONAL COVERAGES ADDED BY RIDER:
Computer Systems	$15,000,000	$15,000
Facsimile Signatures	$15,000,000	$15,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or
Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.
Item 4. Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

Item 5. The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto:
ICB005	07-04,	ICB010	07-04,	ICB011	07-04,	ICB015	07-04,	ICB016	07-04,
ICB026	07-04,	ICB030	07-04,	ICB032	07-04,	ICB033	07-04,	ICB034	07-04,
ICB035	07-04,	ICB036	07-04,	ICB041	07-04,	ICB042	07-04,	ICB064	07-04,
MEL2555 03-05, MEL3281 05-05, MEL3983 02-06, MEL5282 07-07

ICBOO1 Rev. 7/04
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) 490PB1222 such termination Or cancellation to be effective as of the time this bond becomes effective.

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.

ICBOOl Rev. 7/04
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Page 2of2

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the
General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the
Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A) FIDELITY	and the liability under this paragraph shall be in
Loss resulting from any dishonest or fraudulent	addition to the Limit of Liability stated in
act(s), including Larceny or Embezzlement,	Insuring Agreement (A) in Item 3 of the
committed by an Employee, committed anywhere	Declarations.
and whether committed alone or in collusion with
others, including loss of Property resulting from	(C) ON PREMISES
such acts of an Employee, which Property is held	Loss of Property (occurring with or without
by the Insured for any purpose or in any capacity	negligence or violence) through robbery, burglary,
and whether so held gratuitously or not and	Larceny, theft, holdup, or other fraudulent means,
whether or not the Insured is liable therefor.	misplacement, mysterious unexplainable
disappearance, damage thereto or destruction
Dishonest or fraudulent act(s) as used in this	thereof, abstraction or removal from the
Insuring Agreement shall mean only dishonest or	possession, custody or control of the Insured, and
fraudulent act(s) committed by such Employee	loss of subscription, conversion, redemption or
with the manifest intent:	deposit privileges through the misplacement or
(a) to cause the Insured to sustain such loss; and	loss of Property, while the Property is (or is
supposed or believed by the Insured to be) lodged
(b) to obtain financial benefit for the Employee,	or deposited within any offices or premises
or for any other Person or organization	located anywhere, except in an office listed in
intended by the Employee to receive such	Item 4 of the Declarations or amendment thereof
benefit, other than salaries, commissions,	or in the mail or with a carrier for hire, other than
fees, bonuses, promotions, awards, profit	an armored motor vehicle company, for the
sharing, pensions or other employee benefits	purpose of transportation.
earned in the normal course of employment.
Office and Equipment
(B) AUDIT EXPENSE	(1) loss of or damage to furnishings, fixtures,
Expense incurred by the Insured for that part of	stationery, supplies or equipment, within any
the costs of audits or examinations required by	of the Insured's offices covered under this
any governmental regulatory authority to be	bond caused by Larceny or theft in, or by
conducted either by such authority or by an	burglary, robbery or hold-up of, such office,
independent accountant by reason of the discovery	or attempt thereat, or by vandalism or
of loss sustained by the Insured through any	malicious mischief; or
dishonest or fraudulent act(s), including Larceny	(2) loss through damage to any such office by
or Embezzlement, of any of the Employees. The	Larceny or theft in, or by burglary, robbery or
total liability of the Underwriter for such expense	hold-up of, such office, or attempt thereat, or
by reason of such acts of any Employee or in	to the interior of any such office by vandalism
which such Employee is concerned or implicated	or malicious mischief provided, in any event,
or with respect to any one audit or examination is	that the Insured is the owner of such offices,
limited to the amount stated opposite Audit	furnishings, fixtures, stationery, supplies or
Expense in Item 3 of the Declarations; it being	equipment or is legally liable for such loss or
understood, however, that such expense shall be	damage always excepting, however, all loss
deemed to be a loss sustained by the Insured	or damage through fire.
through any dishonest or fraudulent act(s),
including Larceny or Embezzlement, of one or	(D) IN TRANSIT
more of the Employees,

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Loss of Property (occurring with or without	Insuring Agreement (F) hereof whether or not
negligence or violence) through robbery, Larceny,	coverage for Insuring Agreement (F) is provided
theft, hold-up, misplacement, mysterious	for in the Declarations of this bond.
unexplainable disappearance, being lost or
otherwise made away with, damage thereto or	Any check or draft (a) made payable to a
destruction thereof, and loss of subscription,	fictitious payee and endorsed in the name of such
conversion, redemption or deposit privileges	fictitious payee or (b) procured in a transaction
through the misplacement or loss of Property,	with the maker or drawer thereof or with one
while the Property is in transit anywhere in the	acting as an agent of such maker or drawer or
custody of any person or persons acting as	anyone impersonating another and made or
messenger, except while in the mail or with a	drawn payable to the one so impersonated and
carrier for hire, other than an armored motor	endorsed by anyone other than the one
vehicle company, for the purpose of	impersonated, shall be deemed to be forged as to
transportation, such transit to begin immediately	such endorsement.
upon receipt of such Property by the transporting	Mechanically reproduced facsimile signatures are
person or persons, and to end immediately upon	treated the same as handwritten signatures.
delivery thereof at destination.
(F) SECURITIES
(E) FORGERY OR ALTERATION	Loss sustained by the Insured, including loss
Loss through Forgery or alteration of or on:	sustained by reason of a violation of the
(1) any bills of exchange, checks, drafts,	constitution by-laws, rules or regulations of any
acceptances, certificates of deposit,	Self Regulatory Organization of which the
promissory notes, or other written promises,	Insured is a member or which would have been
orders or directions to pay sums certain in	imposed upon the Insured by the constitution, by-
money, due bills, money orders, warrants,	laws, rules or regulations of any Self Regulatory
orders upon public treasuries, letters of credit;	Organization if the Insured had been a member
or	thereof,
(2) other written instructions, advices or	(1) through the Insured's having, in good faith
applications directed to the Insured	and in the course of business, whether for its
authorizing or acknowledging the transfer:	own account or for the account of others in
payment, delivery or receipt of funds or	any representative, fiduciary, agency or any
Property, which instructions, advices or	other capacity, either gratuitously or
applications purport to have been signed or	otherwise, purchased or otherwise acquired,
endorsed by any:	accepted or received, or sold or delivered, or
given any value, extended any credit or
(a) customer of the Insured, or	assumed any liability, on the faith of, or
(b) shareholder or subscriber to shares	otherwise acted upon, any . securities,
whether certificated or uncertificated of	documents or other written instruments
any Investment Company, or	which prove to have been:
(c) financial or banking institution or	(a) counterfeited, or
stockbroker,	(b) forged as to the signature of any maker,
but which instructions, advices or applications	drawer, issuer, endorser, assignor, lessee,
either bear the forged signature or	transfer agent or registrar, acceptor,
endorsement or have been altered without the	surety or guarantor or as to the signature
knowledge and consent of such customer;	of any person signing in any other
shareholder or subscriber to shares, or	capacity, or
financial or banking institution' or	(c) raised or otherwise altered, or lost, or
stockbroker; or	stolen, or
(3) withdrawal orders or receipts for the	(2) through the Insured's having, in good faith
withdrawal of funds or Property, or receipts or	and in the course of business, guaranteed in
certificates of deposit for Property and	writing or witnessed any signatures whether
bearing the name of the Insured as issuer or,	for valuable consideration or not and whether
of another Investment Company for which the	or not such guaranteeing or witnessing is
Insured acts as agent,	ultra vires the Insured, upon any transfers,
excluding, however, any loss covered under

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assignments, bills of sale, powers of attorney,	comply with any written notice of any
guarantees, endorsements or other obligations	customer, shareholder or subscriber of the
upon or in connection with any securities,	Insured or any Authorized Representative of
documents or other written instruments and	such customer, shareholder or subscriber to
which pass or purport to pass title to such	stop payment of any check or draft made or
securities, documents or other written	drawn by such customer, shareholder or
instruments; excluding losses caused by	subscriber or any Authorized Representative
Forgery or alteration of, on or in those	of such customer, shareholder or subscriber,
instruments covered under Insuring	or
Agreement (E) hereof.
For having refused to pay any check or draft
Securities, documents or other written instruments	made or drawn by any customer, shareholder
shall be deemed to mean original (including	or subscriber of the Insured or any Authorized
original counterparts) negotiable or non-negotiable	Representative of such customer, shareholder
agreements which in and of themselves represent	or subscriber.
an equitable interest, ownership, or debt, including
an assignment thereof, which instruments are, in	(I) UNCOLLECTIBLE ITEMS OF DEPOSIT
the ordinary course of business, transferable by	Loss resulting from payments of dividends or fund
delivery of such agreements with any necessary	shares, or withdrawals permitted from any
endorsement or assignment.	customer's, shareholder's, or subscriber's account
The word "counterfeited" as used in this	based upon Uncollectible Items of Deposit of a
Insuring Agreement shall be deemed to mean any	customer, shareholder or subscriber credited by
security, document or other written instrument	the Insured or the Insured's agent to such
which is intended to deceive and to be taken for an	customer's, shareholder's or subscriber's Mutual
original.	Fund Account; or loss resulting from an Item of
Deposit processed through an Automated Clearing
Mechanically reproduced facsimile signatures are	House which is reversed by the customer,
treated the same as handwritten signatures.	shareholder or subscriber and deemed
uncollectible by the Insured.
(G) COUNTERFEIT CURRENCY
Loss through the receipt by the Insured, in good	Loss includes dividends and interest accrued not
faith, of any counterfeited money orders or altered	to exceed 15 % of the Uncollectible Items which
paper currencies or coin of the United States of	are deposited.
America or Canada issued or purporting to have	This Insuring Agreement applies to all Mutual
been issued by the United States of America or	Funds with lIexchange privileges II if all Fund(s)
Canada or issued pursuant to a United States of	in the exchange program are insured by the
America or Canada statute for use as currency.	Underwriter for Uncollectible Items of Deposit.
Regardless of the number of transactions between
(H) STOP PAYMENT	Fund(s), the minimum number of days of deposit
Loss against any and all sums which the Insured	within the Fund(s) before withdrawal as declared
shall become obligated to pay by reason of the	in the Fund(s) prospectus shall begin from the date
liability imposed upon the Insured by law for	a deposit was first credited to any Insured Fund(s).
damages:
For having either complied with or failed to

GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES -	in the number of Employees at any of the
CONSOLIDATION OR MERGER - NOTICE	offices covered hereunder need be given and
no additional premium need be paid for the
(1) If the Insured shall, while this bond is in force,	remainder of such premium period.
establish any additional office or offices, such
offices shall be automatically covered	(2) If an Investment Company, named as Insured
hereunder from the dates of their	herein, shall, while this bond is in force,
establishment, respectively. No notice to the	merge or consolidate with, or purchase the
Underwriter of an increase during any	assets of another institution, coverage for such
premium period in the number of offices or	acquisition shall apply automatically

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	from the date of acquisition. The Insured shall	would be found guilty of dishonesty if such
	notify the Underwriter of such acquisition	Employee were prosecuted.
	within 60 days of said date, and an additional	The Insured shall promptly give notice to the
	premium shall be computed only if such	Underwriter of any such suit or legal proceedings
	acquisition involves additional offices or	and at the request of the Underwriter shall furnish
	employees.	it with copies of all pleadings and other papers
B.	WARRANTY	therein. At the Underwriter's election the Insured
	No statement made by or on behalf of the Insured,	shall permit the Underwriter to conduct the
	whether contained in the application or otherwise,	defense of such suit or legal proceeding, in the
	shall be deemed to be a warranty of anything	Insured's name, through attorneys of the
	except that it is true to the best of the knowledge	Underwriter's selection. In such event, the Insured
	and belief of the person making the statement.	shall give all reasonable information and
assistance which the Underwriter shall deem
C.	COURT COSTS AND ATTORNEYS' FEES	necessary to the proper defense of such suit or
	(Applicable to all Insuring Agreements or	legal proceeding .
	Coverages now or hereafter forming part of this	If the amount of the Insured's liability or alleged
	bond)	liability is greater than the amount recoverable
	The Underwriter will indemnify the Insured	under this bond, or if a Deductible Amount is
	against court costs and reasonable attorneys' fees	applicable, or both, the liability of the Underwriter
	incurred and paid by the Insured indefen$e,	under this General Agreement is limited to the
	whether or not successful, whether or not fully	proportion of court costs and attorneys' fees
	litigated on the merits and whether or not settled,	incurred and paid by the Insured or by the
	of any suit or legal proceeding brought against the	Underwriter that the amount recoverable under
	Insured· to enforce the Insured's liability or alleged	this bond bears to the total of such amount plus
	liability on account of any loss, claim or damage	the amount which is not so recoverable. Such
	which, if established against the Insured, would	indemnity shall be in addition to the Limit of
	constitute a loss sustained by the Insured covered	Liability for the applicable Insuring Agreement or
	under the terms of this bond provided, however,	Coverage.
that with respect to Insuring Agreement (A) this
	indemnity shall apply only in the event that:	D. FORMER EMPLOYEE
Acts of an Employee, as defined in this bond, are
	(1) an Employee admits to being guilty of any	covered under Insuring Agreement (A) only while
	dishonest or fraudulent act(s), including	the Employee is in the Insured's employ. Should
	Larceny or Embezzlement; or	loss involving a former Employee of the Insured
	(2) an Employee is adjudicated to be guilty of any	be discovered subsequent to the termination of
	dishonest or fraudulent act(s), including	employment, coverage would still apply under
	Larceny or Embezzlement;	Insuring Agreement (A) if the direct proximate
cause of the loss occurred while the former
	(3) in the absence of (1) or (2) above an arbitration	Employee performed duties within the scope of
	panel agrees, after a review of an	his/her employment.
agreed statement of facts, that an Employee

THE FOREGOING INSURING AGREEMENTS AND GENERAL
AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS
AND LIMITATIONS:

SECTION 1. DEFINITIONS	(2)	any of the officers or employees of any
The following terms, as used in this bond have the		predecessor of the Insured whose principal
respective meanings stated in this Section:		assets are acquired by the Insured by
(a) "Employee" means:		consolidation or merger with, or purchase of
assets or capital stock of, such predecessor,
(1) any of the Insured's officers, partners, or		and
employees, and

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(3) attorneys retained by the Insured to perform	Employees or partners of a transfer agent,
legal services for the Insured and the	shareholder accounting record-keeper or
employees of such attorneys while such	administrator which is an affiliated person, as
attorneys or employees of such attorneys are	defined in the Investment Company Act of 1940,
performing such services for the Insured, and	of an Investment Company named as Insured or is
an affiliated person of the advisor, underwriter or
(4) guest students pursuing their studies or duties	administrator of such Investment Company, and
in any of the Insured's offices, and	which is not a bank, shall be included within the
(5) directors or trustees of the Insured, the	definition of Employee.
investment advisor, underwriter (distributor),	Each employer of temporary personnel or
transfer agent, or shareholder accounting	processors as set forth in sub-sections (6) and (7)
record keeper, or administrator authorized by	of Section 1 (a) and their partners, officers and
written agreement to keep financial and/or	employees shall collectively be deemed to be one
other required records, but only while	person for all the purposes of this bond,
performing acts coming within the scope of	excepting, however, the last paragraph of Section
the usual duties of an officer or employee or	13.
while acting as a member of any committee
duly elected or appointed to examine or audit	Brokers, or other agents under contract or
or have custody of or access to the Property of	representatives of the same general character shall
the Insured, and	not be considered Employees.

(6) any individual or individuals assigned to	(b) "Property" means money (i.e. currency, coin,
perform the usual duties of an employee	bank notes, Federal Reserve notes), postage and
within the premises of the Insured, by	revenue stamps, u.S. Savings Stamps, bullion,
contract, or by any agency furnishing	precious metals of all kinds and in any form and
temporary personnel on a contingent or part-	articles made therefrom, jewelry, watches,
time basis, and	necklaces, bracelets, gems, precious and semi-
precious stones, bonds, securities, evidences of
(7) each natural person, partnership or corporation	debts, debentures, scrip, certificates, interim
authorized by written agreement with the	receipts, warrants, rights, puts, calls, straddles,
Insured to perform services as electronic data	spreads, transfers, coupons, drafts, bills of
processor of checks or other accounting	exchange, acceptances, notes, checks, withdrawal
records of the Insured, but excluding any such	orders, money orders, warehouse receipts, bills of
processor who acts as transfer agent or in any	lading, conditional sales contracts, abstracts of
other agency capacity in issuing checks, drafts	title, insurance policies, deeds, mortgages under
or securities for the Insured, unless included	real estate and/or chattels and upon interests
under sub-section (9) hereof, and	therein, and assignments of such policies,
(8) those persons so designated in Section 15,	mortgages and instruments, and other valuable
Central Handling of Securities, and	papers, including books of account and other
(9) any officer, partner, or Employee of:	records used by the Insured in the conduct of its
business, and all other instruments similar to or in
(a) an investment advisor,	the nature of the foregoing including Electronic
(b) an underwriter (distributor),	Representations of such instruments enumerated
above (but excluding all data processing records)
(c) a transfer agent or shareholder accounting	in which the Insured has an interest or in which
record-keeper, or	the Insured acquired or should have acquired an
(d) an administrator authorized by written	interest by reason of a predecessor's declared
agreement to keep financial and/or other	financial condition at the time of the Insured's
required records,	consolidation or merger with, or purchase of the
for an Investment Company named as Insured	principal assets of, such predecessor or which are
while performing acts coming within the scope of	held by the Insured for any purpose or in any
the usual duties of an officer or Employee of any	capacity and whether so held gratuitously or not
investment Company named as Insured herein, or	and whether or not the Insured is liable therefor.
while acting as a member of any committee duly	(c) "Forgery" means the signing of the name of
elected or appointed to examine or audit or have	another with intent to deceive; it does not
custody of or access to the Property of any
such Investment Company, provided that only

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include the signing of one's own name with or	Insuring Agreement (A), (E) or (F).
without authority, in any capacity, for any	(f) loss resulting from any violation by the Insured
purpose.	or by any Employee:
(d) "Larceny and Embezzlement" as it applies to any
named Insured means those acts as set forth in .	(1) of law regulating (a) the issuance,
Section 37 of the Investment Company Act of	purchase or sale of securities, (b)
1940.	securities transactions upon Security
Exchanges or over the counter market,
(e) "Items of Deposit" means anyone or more checks	(c) Investment Companies, or (d)
and drafts. Items of Deposit shall not be deemed	Investment Advisors, or
uncollectible until the Insured's collection	(2) of any rule or regulation made pursuant
procedures have failed.	to any such law.
unless such loss, in the absence of such laws,
SECTION 2. EXCLUSIONS THIS BOND, DOES NOT COVER:	rules or regulations, would be covered under
(a) loss effected directly or indirectly by means of	Insuring Agreements (A) or (E).
forgery or alteration of, on or in any	(g) loss of Property or loss of. privileges through
instrument, except when covered by Insuring	the misplacement or loss of Property as set
Agreement (A), (E), (F) or (G).	forth in Insuring Agreement (C) or (D) while
(b) loss due to riot or civil commotion outside the	the Property is in the custody of any armored
United States of America and Canada; or loss	motor vehicle company, unless such loss
due to military, naval or usurped power, war	shall be in excess of the amount recovered or
or insurrection unless such loss occurs in	received by the Insured under (a) the
transit in the circumstances recited in Insuring	Insured's contract with said armored motor
Agreement (D), and unless, when such transit	vehicle company, (b) insurance carried by
was initiated, there was no knowledge of such	said armored motor vehicle company for the
riot, civil commotion, military, naval or	benefit of users of its service, and (c) all other
usurped power, war or insurrection on the part	insurance and indemnity in force in
of any person acting for the Insured in	whatsoever form carried by or for the benefit
initiating such transit.	of users of said armored motor vehicle
company's service, and then this bond shall
(c) loss, in time of peace or war, directly or	cover only such excess.
indirectly caused by or resulting from the
effects of nuclear fission or fusion or	(h) potential income, including but not limited to
radioactivity; provided, however, that this	interest and dividends, not realized by the
paragraph shall not apply to loss resulting	Insured because of a loss covered under this
from industrial uses of nuclear energy.	bond, except as included under Insuring
Agreement (I).
(d) loss resulting from any wrongful act or acts of
any person who is a member of the Board of	(i) all damages of any type for which the Insured
Directors of the Insured or a member of any	is legally liable, except direct compensatory
equivalent body by whatsoever name known	damages arising from a loss covered under
unless such person is. also an Employee or an	this bond.
elected official, partial owner or partner of the	j) loss through the surrender of Property away
Insured in some other capacity, nor, in any	from an office of the Insured as a result of a
event, loss resulting from the act or acts of	threat:
any person while acting in the capacity of a
member of such Board or equivalent body.	(1) to do bodily harm to any person, except
loss of Property in transit in the custody
(e) loss resulting from the complete or partial non-	of any person acting as messenger
payment of, or default upon, any loan or	provided that when such transit was
transaction in the nature of, or amounting to, a	initiated there was no knowledge by the
loan made by or obtained from the Insured or	Insured of any such threat, or
any of its partners, directors or Employees,
whether authorized or unauthorized and	(2) to do damage to the premises or Property
whether procured in good faith or through	of the Insured, except when covered
trick, artifice fraud or false	under Insuring Agreement (A).
pretenses, unless such loss is covered under

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(k) all costs, fees and other expenses incurred by	of securities or shares, the Underwriter shall not be
the Insured in establishing the existence of or	liable unless each of such securities or shares is
amount of loss covered under this bond	identified in such proof of loss by a certificate or bond
unless such indemnity is provided for under	number or, where such securities or shares are
Insuring Agreement (B).	uncertificated, by such identification means as agreed
to by the Underwriter. The Underwriter shall have
(1) loss resulting from payments made or	thirty days after notice and proof of loss within which
withdrawals from the account of a customer	to investigate the claim, but where the loss is clear and
of the Insured, shareholder or subscriber to	undisputed, settlement shall be made within forty-
shares involving funds erroneously credited	eight hours; and this shall apply notwithstanding the
to such account, unless such payments are	loss is made up wholly or in part of securities of which
made to or withdrawn by such depositors or	duplicates may be obtained. Legal proceedings for
representative of such person, who is within	recovery of any loss hereunder shall not be brought
the premises of the drawee bank of the	prior to the expiration of sixty days after such proof of
Insured or within the office of the Insured at	loss is filed with the Underwriter nor after the
the time of such payment or withdrawal or	expiration of twenty-four months from the discovery
unless such payment is covered under	of such loss, except that any action or proceedings to
Insuring Agreement (A).	recover hereunder on account of any judgment against
(m) any loss resulting from Uncollectible Items of	the Insured in any suit mentioned in General
Deposit which are drawn from a financial	Agreement C or to recover attorneys' fees paid in any
institution outside the fifty states of the	such suit, shall be begun within twentyfour months
United States of America, District of	from the date upon which the judgment in such suit
Columbia, and territories and possessions of	shall become final. If any limitation embodied in this
the United States of America, and Canada.	bond is prohibited by any law controlling the
construction hereof, such limitation shall be deemed to
SECTION 3. ASSIGNMENT OF RIGHTS	be amended so as to be equal to the minimum period
This bond does not afford coverage in favor of any	of limitation permitted by such law.
Employers of temporary personnel or of processors as
set forth in sub-sections (6) and (7) of Section l(a) of	Discovery occurs when the Insured:
this bond, as aforesaid, and upon payment to the
Insured by the Underwriter on account of any loss	(a) becomes aware of facts, or
through dishonest or fraudulent act(s) including	(b) receives written notice of an actual or potential
Larceny or Embezzlement committed by any of the	claim by a third party which alleges that the
partners, officers or employees of such Employers,	Insured is liable under circumstances,
whether acting alone or in collusion with others, an
assignment of such of the Insured's rights and causes	which would cause a reasonable person to assume that
of action as it may have against such Employers by	a loss covered by the bond has been or will be
reason of such acts so committed shall, to the extent of	incurred even though the exact amount or details of
such payment, be given by the Insured to the	loss may not be then known.
Underwriter, and the Insured shall execute all papers
necessary to secure to the Underwriter the rights	SECTION 5. VALUATION OF PROPERTY
herein provided for.	The value of any Property, except books of accounts
or other records used by the Insured in the conduct of
SECTION 4. LOSS - NOTICE - PROOF LEGAL	its business, for the loss of which a claim shall be
PROCEEDINGS	made hereunder, shall be determined by the average
market value of such Property on the business day
This bond is for the use and benefit only of the Insured	next preceding the discovery of such loss; provided,
named in the Declarations and the Underwriter shall	however, that the value of any Property replaced by
not be liable hereunder for loss sustained by anyone	the Insured prior to the payment of claim therefor shall
other than the Insured unless the Insured, in its sole	be the actual market value at the time of replacement;
discretion and at its option, shall include such loss in	and further provided that in case of a loss or
the Insured's proof of loss. At the earliest practicable	misplacement of interim certificates, warrants, rights,
moment after discovery of any loss hereunder the	or other securities, the production of which is
Insured shall give the Underwriter written notice	necessary to the exercise of subscription, conversion,
thereof and shall also within six months after such	redemption or deposit privileges, the value thereof
discovery furnish to the Underwriter affirmative proof	shall be the market value of such privileges
of loss with full particulars. If claim is made under this
bond for loss

ICB005 Ed. 7-04 7 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved

immediately preceding the expiration thereof· if said	loss) and for which the Underwriter may issue or
loss or misplacement is not discovered until after their	arrange for the issuance of a Lost Instrument Bond or
expiration. If no market price is quoted for such	Bonds to effect replacement thereof, the Insured
Property or for such privileges, the value shall be fixed	agrees that it will pay as premium therefor a
by agreement between the parties or by arbitration.	proportion of the usual premium charged therefor, said
proportion being equal to the percentage that the
In case of any loss or damage to Property consisting of	Deductible Amount bears to the value of the securities
books of accounts or other records used by the Insured	upon discovery of the loss, and that it will indemnify
in the conduct of its business, the Underwriter shall be	the issuer of said Lost Instrument Bond or Bonds
liable under this bond only if such books or records are	against all loss and expense that is not recoverable
actually reproduced and then for not more than the cost	from the Underwriter under the terms and conditions
of blank books, blank pages or other materials plus the	of this Investment Company Blanket Bond subject to
cost of labor for the actual transcription or copying of	the Limit of Liability hereunder.
data which shall have been furnished by the Insured in
order to reproduce such books and other records.	SECTION 8. SALVAGE

SECTION 6. VALUATION OF PREMISES AND	in case of recovery, whether made by the Insured or by
FURNISHINGS	the Underwriter, on account of any loss in excess of
In case of damage to any office of the Insured, or loss	the Limit of Liability hereunder plus the Deductible
of or damage to the furnishings, fixtures, stationery,	Amount applicable to such loss, from any source other
supplies, equipment, safes or vaults therein, the	than suretyship, insurance, reinsurance, security or
Underwriter shall not be liable for more than the actual	indemnity taken by or for the benefit of the
cash value thereof, or for more than the actual cost of	Underwriter, the net amount of such recovery, less the
their replacement or repair. The Underwriter may, at its	actual costs and expenses of making same, shall be
election, pay such actual cash value or make such	applied to reimburse the Insured in full for the excess
replacement or repair. If the underwriter and the	portion of such loss, and the remainder, if any, shall be
Insured cannot agree upon such cash value or such cost	paid first in reimbursement of the Underwriter and
of replacement or repair, such shall be determined by	thereafter in reimbursement of the Insured for that part
arbitration.	of such loss within the Deductible Amount. The
Insured shall execute all necessary papers to secure to
SECTION 7. LOST SECURITIES	the Underwriter the rights provided for herein.

If the Insured shall sustain a loss of securities the total	SECTION 9. NON-REDUCTION AND NON· ACCUMULATION OF LIABILITY AND TOTAL LIABILITY
value of which is in excess of the limit stated in Item 3
of the Declarations of this bond, the liability of the
Underwriter shall be limited to payment for, or
duplication of, securities having value equal to the	At all times prior to termination hereof, this bond shall
limit stated in Item 3 of the Declarations of this bond.	continue in force for the limit stated in the applicable
sections of Item 3 of the Declarations of this bond
If the Underwriter shall make payment to the Insured	notwithstanding any previous loss for which the
for any loss of securities, the Insured shall thereupon	Underwriter may have paid or be liable to pay
assign to the Underwriter all of the Insured's rights,	hereunder; PROVIDED, however, that regardless of
title and interest in and to said securities.	the number of years this bond shall continue in force
With respect to securities the value of which. do .not	and the number or premiums which shall be payable
exceed the Deductible Amount (at the time of the	or paid, the liability of the Underwriter under this
discovery of the loss) and for which the Underwriter	bond with respect to all loss resulting from:
may at its sole discretion and option and at the request	(a) anyone act of burglary, robbery or holdup, or
of the Insured issue a Lost Instrument Bond or Bonds	attempt thereat, in which no Partner or
to effect replacement thereof, the Insured will pay the	Employee is concerned or implicated shall be
usual premium charged therefor and will indemnify the	deemed to be one loss, or
Underwriter against all loss or expense that the
Underwriter may sustain because of the issuance of	(b) anyone unintentional or negligent act on the
such Lost Instrument Bond or Bonds.	part of any other person resulting ,in damage
With respect to securities the value of which exceeds	to or destruction or misplacement of Property,
the Deductible Amount (at the time of discovery of the	shall be deemed to be one loss, or

ICB005 Ed. 7-04 8 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved

(c) all wrongful acts, other than those specified in	Insuring Agreements of this bond on account of loss
(a) above, of anyone person shall be deemed	as specified, respectively, in sub-sections (a), (b), (c),
to be one loss, or	(d) and (e) of Section 9, NON-REDUCTION AND
(d) all wrongful acts, other than those specified in	NON- ACCUMULATION OF LIABILITY AND
(a) above, of one or more persons (which	TOTAL LIABILITY, unless the amount of such loss,
dishonest act(s) or act(s) of Larceny or	after deducting the net amount of all reimbursement
Embezzlement include, but are not limited to,	and/or recovery obtained or made by the Insured,
the failure of an Employee to report such acts	other than from any bond or policy of insurance
of others) whose dishonest act or acts	issued by an insurance company and covering such
intentionally or unintentionally, knowingly or	loss, or by the Underwriter on account thereof prior to
unknowingly, directly or indirectly, aid or	payment by the Underwriter of such loss, shall exceed
aids in any way, or permits the continuation	the Deductible Amount set forth in Item 3 of the
of, the dishonest act or acts of any other	Declarations hereof (herein called Deductible
person or persons shall be deemed to be one	Amount), and then for such excess only, but in no
loss with the act or acts of the persons aided,	event for more than the applicable Limit of Liability
or	stated in Item 3 of the Declarations.
(e) anyone casualty or event other than those	The Insured will bear, in addition to the Deductible
specified in (a), (b), (c) or (d) preceding,	Amount, premiums on Lost Instrument Bonds as set
shall be deemed to be one loss, and	forth in Section 7.

shall be limited to the applicable Limit of Liability	There shall be no deductible applicable to any loss
stated in Item 3 of the Declarations of this bond	under Insuring Agreement A sustained by any
irrespective of the total amount of such loss or losses	Investment Company named as Insured herein.
and shall not be cumulative in amounts from year to
year or from period to period.	SECTION 13. TERMINATION
Sub-section (c) is not applicable to any situation to	The Underwriter may terminate this bond as an
which the language of sub-section (d) applies.	entirety by furnishing written notice specifying the
termination date, which cannot be prior to 60 days
SECTION 10. LIMIT OF LIABILITY	after the receipt of such written notice by each
With respect to any loss set forth in the PROVIDED	Investment Company named as Insured and the
clause of Section 9 of this bond which is recoverable	Securities and Exchange Commission, Washington,
or recovered in whole or in part under any other	D.C. The Insured may terminate this bond as an
bonds or policies issued by the Underwriter to the	entirety by furnishing written notice to the
Insured or to any predecessor in interest of the	Underwriter. When the Insured cancels, the Insured
Insured and terminated or cancelled or allowed to	shall furnish written notice to the Securities and
expire and in which the period of discovery has not	Exchange Commission, Washington, D.C., prior to 60
expired at the time any such loss thereunder is	days before the effective date of the termination. The
discovered, the total liability of the Underwriter	Underwriter shall notify all other Investment
under this bond and under other bonds or policies	Companies named as Insured of the receipt of such
shall not exceed, in the aggregate, the amount carried	termination notice and the termination cannot be
hereunder on such loss or the amount available to the	effective prior to 60 days after receipt of written
Insured under such other bonds or policies, as limited	notice by all other Investment Companies. Premiums
by the terms and conditions thereof, for any such loss	are earned until the termination date as set forth
if the latter amount be the larger.	herein.
This Bond will terminate as to anyone Insured
SECTION 11. OTHER INSURANCE	immediately upon taking over of such Insured by a
If the Insured shall hold, as indemnity against any	receiver or other liquidator or by State or Federal
loss covered hereunder, any valid and enforceable	officials, or immediately upon the filing of a petition
insurance or suretyship, the Underwriter shall be	under any State or Federal statute relative to
liable hereunder only for such amount of such loss	bankruptcy or reorganization of the Insured, or
which is in excess of the amount of such other	assignment for the benefit of creditors of the Insured,
insurance or suretyship, not exceeding, however, the	or immediately upon such Insured ceasing to exist,
Limit of Liability of this bond applicable to such loss.	whether through merger into another entity, or by
disposition of all of its assets.
SECTION 12. DEDUCTIBLE
The Underwriter shall not be liable under any of the

ICB005 Ed. 7-04                9 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved

The Underwriter shall refund the unearned premium	(b) upon takeover of the Insured's business by any
computed at short rates in accordance with the	State or Federal official or agency, or by any
standard short rate cancellation tables if terminated by	receiver or liquidator, acting or appointed for
the Insured or pro rata if terminated for any other	this purpose without the necessity of the
reason.	Underwriter giving notice of such
This Bond shall terminate:	termination. In the event that such additional
period of time is terminated, as provided
(a) as to any Employee as soon as any partner,	above, the Underwriter shall refund any
officer or supervisory Employee of the	unearned premium.
Insured, who is not in collusion with such
Employee, shall learn of any dishonest or	The right to purchase such additional period for the
fraudulent act(s), including Larceny or	discovery of loss may not be exercised by any State or
Embezzlement on the part of such Employee	Federal official or agency, or by a receiver or
without prejudice to the loss of any Property	liquidator, acting or appointed to take over the
then in transit in the custody of such	Insured's business for the operation or for the
Employee (see Section 16(d)), or	liquidation thereof or for any purpose.

(b) as to any Employee 60 days after receipt by	SECTION 15. CENTRAL HANDLING OF
each Insured and by the Securities and	SECURITIES
Exchange Commission of a written notice	Securities included in the system for the central
from the Underwriter of its desire to terminate	handling of securities established and maintained by
this bond as to such Employee, or	Depository Trust Company, Midwest Depository Trust
(c) as to any person, who is a partner, officer or	Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust
employee of any Electronic Data Processor
covered under this bond, from and after the	Company, hereinafter called Corporations, to. the
time that the Insured or any partner or officer	extent of the Insured's interest therein as effected by
thereof not in collusion with such person shall	the making of appropriate entries on the books and
have knowledge or information that such	records of such Corporations shall be deemed to be
person has committed any dishonest or	Property.
fraudulent act(s), including Larceny or	The words "Employee" and "Employees" shall be
Embezzlement in the service of the Insured or	deemed to include the officers, partners, clerks and
otherwise, whether such act be committed	other employees of the New York Stock Exchange,
before or after the time this bond is effective.	Boston Stock Exchange, Midwest Stock Exchange,
SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION	Pacific Stock Exchange and Philadelphia Stock
Exchange, hereinafter called Exchanges, and of the
above named Corporations, and of any nominee in
At any. time prior to the termination or cancellation of	whose name is registered any security included within
this bond as an entirety, whether by the Insured or the	the systems for the central handling of securities
Underwrite, the Insured may give the Underwriter	established and maintained by such Corporations,
notice that it desires under this bond an additional	and any employee or any recognized service company,
period of 12 months within which to discover loss	while such officers, partners, clerks and other
sustained· by the Insured prior to the effective date of	employees and employees of service companies
such termination or cancellation and shall pay an	perform services for such Corporations in the
additional premium therefor.	operation of such systems. For the purpose of the
Upon receipt of such notice from the Insured, the	above definition a recognized service company shall
be any company providing clerks or other personnel to
Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately:	the said Exchanges or Corporations on a contract
basis.

The Underwriter shall not be liable on account of any
(a) on the effective date of any other insurance	loss(es) in connection with the central handling of
obtained by the Insured, its successor in	securities within the systems established and
business or any other party, replacing in	maintained by such Corporations, unless such loss(es)
whole or in part the insurance afforded by this	shall be in excess of the amount(s) recoverable or
bond, whether or not such other insurance	recovered under any bond or policy of insurance
provides coverage for loss sustained prior to	indemnifying such Corporations against such loss(es),
its effective date, or	and then the Underwriter shall be liable hereunder

ICBOO5 Ed. 7-04 10 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved

only for the Insured's share of such excess loss(es), but	to be given by the terms hereof, provided that
in no event for more than the Limit of Liability	the Underwriter shall furnish each named
applicable hereunder.	Investment Company With a copy of the bond
For the purpose of determining the Insured's share of	and with any amendment thereto, together with a copy of each formal filing of the excess loss(es) it shall be deemed that the Insured has
an interest in any certificate representing any security	settlement of each such claim prior to the
included within such systems equivalent to the interest	execution of such settlement;
the Insured then has in . all certificates representing the	(c) the Underwriter shall not be responsible for the
same security included within such systems and that	proper application of any payment made
such Corporations shall use their best judgment in	hereunder to said first named Insured;
apportioning the amount(s) recoverable or recovered	(d) knowledge possessed or discovery made by
under any bond or policy of insurance indemnifying	any partner, officer of supervisory Employee
such Corporations against such loss(es) in connection	of any Insured shall for the purposes of
with the central handling of securities within such	Section 4 and Section 13 of this bond
systems among all those having an interest as recorded	constitute knowledge or discovery by all the
by appropriate entries in the books and records of such	Insured; and
Corporations in Property involved in such loss(es) on	(e) if the first named Insured ceases for any reason
the basis that each such interest shall share in the	to be covered under this bond, then the
amount(s) so recoverable or recovered in the ratio that	Insured next named shall thereafter be
the value of each such interest bears to the total value	considered as the first, named Insured for the
all such interests and that the Insured's share of such	purposes of this bond.
excess loss(es) shall be the amount of the Insured's
interest in such Property in excess of the amount(s) so	SECTION 17. NOTICE AND CHANGE OF
apportioned to the Insured by such Corporations.	CONTROL
This bond does not afford coverage in favor of such	Upon the Insured obtaining knowledge of a transfer of
Corporations or Exchanges or any nominee in whose	its outstanding voting securities which results in a
name is registered any security included within the systems for the central handling of securities	change in control (as set forth in Section 2(a) (9) of the
Investment Company Act of 1940) of the Insured, the
established and maintained by such Corporations, and	Insured shall within thirty (30) days of such
upon payment to the Insured by the Underwriter on	knowledge give written notice to the Underwriter
account of any loss(es) within the systems, an	setting forth:
assignment of such of the Insured's rights and causes	(a) the names of the transferors and transferees (or
of action as it may have against such Corporations or	the names of the beneficial owners if the
Exchanges shall to the extent of such payment, be	voting securities are requested in another
given by the Insured to the Underwriter, and the	name), and
Insured shall execute all papers necessary to secure the
Underwriter the rights provided for herein.	(b) the total number of voting securities owned by
the transferors and the transferees (or the
SECTION 16. ADDITIONAL COMPANIES	beneficial owners), both immediately before
INCLUDED AS INSURED	and after the transfer, and
If more than one corporation, co-partnership or person	(c) the total number of outstanding voting
or any combination of them be included as the Insured	securities.
herein:
As used in this section, control means the power to
(a) the total liability of the Underwriter hereunder	exercise a controlling influence over the management
for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by anyone of them;	or policies of the Insured.

Failing to give the required notice shall result in
termination of coverage of this bond, effective upon
the date of stock transfer for any loss in which any
(b) the one first named herein shall be deemed	transferee is concerned or implicated.
authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or	Such notice is not required to be given in the case of an
Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION
receiving of any notice required or permitted

ICB005 Ed. 7-04 11 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved

This bond or any instrument amending or effecting	the Securities and Exchange Commission,
same may not be changed or modified orally. No	Washington, D.C., by the Insured or by the
changes in or modification thereof shall be effective	Underwriter. If more than one Investment Company
unless made by written endorsement issued to form a	is named as the Insured herein, the Underwriter shall
part hereof over the signature of the Underwriter's	give written notice to each Investment Company and
Authorized Representative. When a bond covers only	to the Securities and Exchange Commission,
one Investment Company no change or modification	Washington, D.C., not less than 60 days prior to the
which would adversely affect the rights of the	effective date of any change or modification which
Investment Company shall be effective prior to 60	would adversely affect the rights of such Investment
days after written notification has been furnished to	Company.

ICB005 Ed. 7-04 12 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ENDORSEMENT OR RIDER NO.1
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1635	11/19/07	07/29/07
* ISSUED TO
Sentinel Group Funds, Inc.

Named Insured Endorsement

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

Sentinel Group Funds, Inc., Sentinel Tax-Free Income Fund,
Sentinel Balanced Fund, Sentinel Bond Fund, Sentinel Common Stock Fund, Sentinel
Growth Index Fund, Sentinel Government Securities Fund, Sentinel Small Company Fund,
Sentinel International Equity Fund, Sentinel U.S Treasury Money Market Fund, Sentinel
Short Maturity Government Fund, Sentinel New York Tax-Free Income Fund, Sentinel
Pennsylvania Tax-Free Trust, Sentinel Flex Cap Opportunity Fund, Sentinel Mid Cap
Growth Fund, Sentinel High Yield Bond Fund, Sentinel Capital Markets Income Fund,
Sentinel Variable Products Trust,
Sentinel Variable Products Common Stock Fund, Sentinel Variable Products Mid Cap
Growth Fund, Sentinel Variable Products Small Company Fund, Sentinel Variable
Products Growth Index Fund, Sentinel Growth Leaders Fund,
Sentinel Capital Growth Fund

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by anyone of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By:
Authorized Representative
INSURED
ICBOIO Ed. 7-04
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Page	1 of 1

ENDORSEMENT OR RIDER NO.2
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1635	11/19/07	07/29/07
* ISSUED TO
Sentinel Group Funds, Inc.

Computer Systems

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT J COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1) entry of data into, or
(2) change of data elements or program within a Computer System listed in the SCHEDULE below, provided the fraudulent entry or change causes
(a) Property to be transferred, paid or delivered,
(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or
(c) an unauthorized account or a fictitious account to be debited or credited, and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to
(i) cause the Insured to sustain a loss, and
(ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.

SCHEDULE

All systems utilized by the Insured

2. As used in this Rider, Computer System means
(a) computers with related peripheral components, including storage components, wherever located,

(b)systems and applications software,

(c) terminal devices, and

(d) related communication networks

by which data are electronically collected, transmitted, processed, stored and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:
(a) loss resulting directly or indirectly from the theft of confidential information, material or data; and

ICBOll Ed. 7-04         Page 1 of 2

 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

(b) loss resulting directly or indirectly from entries or changes made by an individual autharized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer ar employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured's Computer
System.

4. The following portions of the attached bond are not applicable to this Rider:
(a) the portion preceding the Insuring Agreements which reads "at any time but discovered during the Bond
Period ";
(b) Section 9 NONREDUCTION AND NON-ACCUMULATION OF LIABILITY of the Conditions and
Limitations; and
(c) Sectian 10 LIMIT OF LIABILITY of the Conditions and Limitations.

5. The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity, in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be
Fifteen Million

Dollars ($15,000,000 ), it being understood, however, that such liability shall be a part of and not in addition to the
Limit af Liability stated in Item 3 af the Declarations of the attached bond or any amendment thereof.

8. The Underwriter shall be liable hereunder for the amount by which one loss exceeds the Deductible Amount applicable to the attached bond, but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or
Coverage.

10. Coverage under this Rider shall terminate upon terminatian or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety
(a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for the coverage under this Rider. The refund shall be computed at short rates if this Rider be terminated or canceled or reduced by notice from, or at the instance of, the Insured.

Nothing herein contained shall be held to vary, alter, waive, or extend any af the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ICBOll Ed. 7-04

 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ENDORSEMENT OR RIDER NO.3
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1635	11/19/07	07/29/07
* ISSUED TO
Sentinel Group Funds, Inc.

Amend Definition of Employee (Exclude EDP Coverage for Computer Software or Programs)

It is agreed that:

1.	Sub-section 7 of Section l(a) in the Definition of Employee, is deleted and replaced by the following:

	(7)	"each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured (does not include the creating, preparing, modifying or maintaining the Insured's computer software or programs), but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section (9) hereof, and"

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ICB0l5 Ed. 7-04

 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO.4
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1635	11/19/07	07/29/07
* ISSUED TO
Sentinel Group Funds, Inc.

Definition of Investment Company

It is agreed that:

1.	Section 1, Definitions, under General Agreements is amended to include the following paragraph:

(f) Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ICB016 Ed. 7-04
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO.6
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1635	11/19/07	07/29/07
* ISSUED TO
Sentinel Group Funds, Inc.

Add Exclusions (n) & (0)

It is agreed that:

1.	Section 2, Exclusions, under General Agreements, is amended to include the following sub-sections:

	(n)	loss from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

(o)	the underwriter shall not be liable under the attached bond for loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ICB026 Ed. 7-04
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO.7
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1635	11/19/07	07/29/07
* ISSUED TO
Sentinel Group Funds, Inc.

ERISA Rider

It is agreed that:

1.	"Employee" as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer of employee of any such Plan.

2.	If the Bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit plans or sustained by any such plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor Implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3.	In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said plan sustaining such loss, such excess shall be held for the use and benefit of any other such plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

4.	If money or other property of two or more Employee Welfare or Pension Benefit plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

5.	The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ICB030 Ed. 7-04
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO.8
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1635	11/19/07	07/29/07

* ISSUED TO
Sentinel Group Funds, Inc.

Amend Section 4. - Loss-Notice-Proof - Legal Proceedings

It is agreed that:

1. The second sentence of Section 4. Loss-Notice-Proof-Legal Proceedings is deleted and replaced with:

"At the earliest practical moment, not to exceed 30 days after discovery of any loss hereunder by the Senior Executive
Officer or the Risk Management Specialist of the Insured, the first Named Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmation proof of loss with full particulars.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ICB032 Ed. 7-04

 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO. 10
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1635	11/19/07	07/29/07
* ISSUED TO
Sentinel Group Funds, Inc.

Facsimile Signatures

It is agreed that:

1.	The attached bond is hereby amended by adding an additional Insuring Agreement K as follows:

X   Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured's mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured's having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that

(a)	such facsimile signature is used on a document

(1) as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or

(2) as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument;

(b)	the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; and

(c)	this Insuring Agreement (K ) shall not apply to any Certificated Securities which are Counterfeit.

2. Sub-sections (a) and (e) of Section 2 of the attached bond shall not apply to Insuring Agreement (K ).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ICB034 Ed. 7-04
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO. 11
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1635	11/19/07	07/29/07
* ISSUED TO
Sentinel Group Funds, Inc.

Amend Defmition of Employee - Securities Servicer

It is agreed that:

1.	"Employee" as defined in the attached bond shall also be deemed to mean any person, firm or corporation, authorized by written agreement with the Insured to perform services (a) as custodian or bailee of Property as defined in the attached bond and (b) in the settlement of securities for or on behalf of the Insured and (c) in the performance of such other functions as may be required in connection with services performed in (a) and (b) preceding, herein called Securities Servicer; excluding however, any such person, firm or corporation while performing services for the Insured as electronic data processor of checks or other accounting records of the Insured.

2.	The coverage of the attached bond shall not apply to any person, who is a partner, officer or employee of any Securities Servicer covered under such bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act in the service of the Insured or otherwise, whether such act be committed before or after the time the attached bond is effective.

3.	The total liability of the Underwriter under the attached bond on account of any Securities Servicer is limited to the sum of Fifteen Million Dollars ($15,000,000 ), it being understood, however, that such liability shall be part of, and not in addition to, the Limit of Liability stated in Item 3 of the Declarations of the attached bond, or amendment thereto.

4.	The attached bond as amended by this rider does not afford coverage in favor of any Securities Servicer, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent acts committed by any of the partners, officers or employees of such Securities Servicer, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Securities Servicer, by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ICB035 Ed. 7-04
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO. 12
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1635	11/19/07	07/29/07
* ISSUED TO
Sentinel Group Funds, Inc.

Best Efforts Notice of Cancellation - NASD and/or other Associations

It is agreed that:

1. The Underwriter will mark its records to indicate that the
National Association of Securities Dealers , is to be notified promptly concerning the cancellation or substantial modification of the attached Bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancellation or modification.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ICB036 Ed. 7-04
© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO. 13
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1635	11/19/07	07/29/07
* ISSUED TO
Sentinel Group Funds, Inc.

Add Registered Representatives

The attached bond is amended by inserting as an additional sub-part in Section l(a), definition of Employee, the following:

X a person who is a registered representative or a registered principal associated with an insured except a:

(i)	sole proprietor

(ii)	sole stockholder,

(iii)	director or a trustee of an Insured who is not performing acts coming within the scope of the usual duties of an officer or an employee, or

(iv)	partner

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ICB041 Ed. 7-04
© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO. 14
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1635	11/19/07	07/29/07
* ISSUED TO
Sentinel Group Funds, Inc.

Co-Surety Rider

It is agreed that:

1.	The term "Underwriter" as used in the attached Bond shall be construed to mean, unless otherwise specified in this Rider, all the Companies executing the attached Bond.

2.	Each of said Companies shall be liable only for such proportion of any Single Loss under the attached Bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Limit of Liability of the attached Bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3.	In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached Bond may be paid to the Controlling Company for the account of all of said Companies.

4.	In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with the Controlling Company shall be deemed to be in compliance with the conditions of the attached Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.	The Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the attached Bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all said Companies as an entirety or as to such Employee, as the case may be.

6.	Any Company other than the Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the entire liability of such other Company under the attached Bond or as to any Employee.

7.	In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached Bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached Bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company under the attached Bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

8.	In the event of the termination or cancellation of the attached Bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Limit of Liability of the attached Bond.

9.	In the event of the termination or cancellation of the attached Bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached Bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached Bond.

ICB042 Ed. 7-04 Page 1 of 2
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

Underwritten for.the		Controlling. Company·
Sum of $7 , 500, 000	part of	St. Paul Fire & Marine Insurance Company
15,000,000 per Single
Loss		By:

Underwritten for the		Carriers Name
Sum of $7 , 500,000	part of	National Union Fire Insurance Company of Pittsburgh, PA
15,000,000 per Single		By:
Loss

Underwritten for the		Carriers Name
Sum of $	part of

By:

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED
ICB042 Ed. 7-04	Page 2 of 2
2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ENDORSEMENT OR RIDER NO. 15
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1635	11/19/07	07/29/07
* ISSUED TO
Sentinel Group Funds, Inc.

Vermont Statutory Rider

It is agreed that:

1.	The first paragraph of Section 13 "TERMINATION" under Conditions and Limitations is amended by adding the following:

	A.	If the bond has been in effect for less than 60 days and is not a renewal bond, the Underwriter may cancel it by:

(i) Giving to the Insured written notice of cancellation at least 60 days before the effective date of cancellation if the Underwriter cancels for nonpayment of premium;

or

(ii) Mailing or delivering to the Insured written notice of cancellation at least 60 days before the effective date of cancellation if the Underwriter cancel for any other reason.

	B.	If this bond has been in effect for60 days or more, or if it is a renewal of a bond the Underwriter issued, the Underwriter may cancel it only for one or more of the following reasons:

(i) Nonpayment of premium;

(ii) Fraud or material misrepresentation affecting the bond or in the presentation of a clainl under the bond;

(iii) Violation of any provision of the bond; or

(iv) Substantial increase in hazard, provided the Underwriter has secured approval for the cancellation form the Commissioner of Insurance.

	C.	If the Underwriter cancels this bond the Underwriter will cancel by:

Giving to the Insured written notice of cancellation at least 60 days before the effective date of cancellation if the Underwriter cancels for nonpayment of premium; or

Mailing or delivering to the Insured written notice of cancellation at least 60 days before the effective date of cancellation if the Underwriter cancels for any other reason.

Notice of cancellation will state the reason for cancellation.

Notice of cancellation will be mailed by certified mail to the Insured's last known address. However, the Underwriter may deliver any notice instead of mailing it.

ICB064 Ed. 7-04 Page 1 of 2
 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

3. A new section is added to the bond as follows:

Election Not to Issue a New Bond

If the Underwriter elects not to issue a new bond, it will mail by certified mail or deliver written notice to the Insured at the last mailing address known to the Underwriter. 1'he Underwriter will mail or deliver this notice at least 60 days before the:

(a)	Expiration date of the bond; or

(b)	Anniversary date of the bond if it has been written for a term of more than one year.

This provision does not apply:
(a) If the Underwriter has manifested its willingness to renew;

(b) In case of nonpayment of premium; or

(c)	If the Insured does not pay any advance premium required by the Underwriter for renewal. If the Underwriter fails to mail or deliver proper notice, this bond will end on the effective date of any other bond with respect to coverage designated in both bond.

4. A new section is added to the bond as follows:

Election to Issue a New Bond

If the Underwriter elects to issue a new bond and it has the necessary information to do so, the Underwriter will confirm its intention to issue the new bond and the premium at which it will issued, in writing, at least 60 days prior to expiration.

If we do not comply with these provisions.

(a)	The premium for the new coverage will be based on the rates in effect under the expiring or expired bond or at rates in effect on the expiration date which have been approved by the Commissioner, whichever are lower;

(b)	The new bond will be provided on a pro-rata basis and will continue for 60 days after the Underwriter

If you accept the renewal bond, paragraphs (a) and (b) do not apply.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED
IBC064 Ed. 7-04	Page 2 of 2
2004 The St. Paul Travelers Companies, Inc. All Right Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1635	11/19/07	07/29/07
* ISSUED TO
Sentinel Group Funds, Inc.

AMEND SECTION 4. - LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS -
DESIGNATE PERSONS FOR DISCOVERY OF LOSS MEL2555 Ed. 3-05 - For use
with ICB005 Ed. 7-04

It is agreed that:

Section 4. - Loss - Notice - Proof - Legal Proceedings of the attached bond is amended by deleting the second subparagraph and replacing it with the following:

Discovery occurs when the
Senior Executive Officer or the Risk Management Specialist

of the Insured:

(a) first becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss of a type covered under this bond has been or will be incurred regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not be then known.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1635	11/19/07	07/29/07
* ISSUED TO
Sentinel Group Funds, Inc.

The following spaces preceded by an (*) need not be completed if tl1is endorsement or rider and the Bond or Policy have the same inception date.

AMEND SECTION 13. TERMINATION For
use with ICB005 - Ed. 7/04 MEL3281 - Ed.

5/05

It is agreed that:

This Bond is amended by deleting from SECTION 13. TERMINATION, the term "60 days" under the first paragraph and substituting "90 days".

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF POLICY NO.	RIDER EXECUTED	12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE POLICY
490PB1635	11/19/07	07/29/07
* ISSUED TO
Sentinel Group Funds, Inc.

NON-ACCUMULATION ENDORSEMENT For
use with ICB005 Ed. 7/04 MEL3983 Ed. 2/06

It is agreed that:

The liability of the Underwriter under this bond shall not be cumulative with amounts which may be recoverable under anyone or more bonds written by 490PB1633 for National Life Holding Company,490PBl. 634 for
Equity Services Inc. & 490PB1638 for Sentinel Financial Services Company

The liability of the Underwriter for any loss payable under this bond and any other bond shall not exceed in the aggregate the largest applicable single limit of liability under any such bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By

Authorized Representative

INSURED

 2006 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
490PB1635	11/19/07	07/29/07	SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
Sentinel Group Funds, Inc.

CONDITIONAL RENEWAL ENDORSEMENT (For use with
Financial Institution Bond-Standard Form or Investment
Company Blanket Bond - Travelers Form) MEL5282 Ed.
07/07

In consideration of the premium charged, it is agreed that:

1.	If the Underwriter agrees to offer a renewal of this Bond, the renewal premium will not exceed 11 0 % of the premium for this Bond. The terms, conditions, limitations and endorsements applicable to such renewal shall be the same as those in effect immediately prior to such Expiration Date, except that there will be no requirement that this endorsement be attached to and form part of the renewal policy.

2.	This endorsement shall be of no effect, and any limitation on renewal terms will terminate automatically, if any one or more of the following occurs prior to the Expiration Date set forth in ITEM 2 of the Declarations:

a. notice shall have been given under this Bond of any Loss that exceeds or is reasonably likely to exceed
$7,500.

b. the most recent Consolidated Financial Statement available prior to expiration of this Bond show a
10 % net decrease in surplus relative to the comparable figures disclosed with the application process for this
Bond;

c. the employee count as stated in the renewal application or total assets shown in the most recent Consolidated
Financial Statement available prior to expiration of this Bond increase greater than 20 % relative to the comparable figures disclosed in the application process for this Bond, whether such increase is caused by organic growth or by consolidation, merger, or purchase of assets, or any combination thereof or,

d. this Policy shall have been canceled pursuant to its terms.

If anyone or more of these events occurs, the rights and obligations of all parties to this Bond in connection with its renewal and/or non-renewal shall be determined in accordance with its other terms, conditions and limitations, as the same may be modified by any other endorsement added to this Policy relating to its renewal and/or non-renewal.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By
Authorized Representative
INSURED

2007 The Travelers Companies, Inc.

ENDORSEMENT OR RIDER NO.
TillS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part	Date Endorsement or Rider	* Effective Date of Endorsement or Rider
of Bond Or Policy No.	Executed	07/29/07
490PB1635		12:01 AM. Standard Time as

Specified in the Bond or Policy
*ISSUEDTO
Sentinel Group Funds, Inc.

Amend Termination Provision - Designate persons for discovery of loss, and provide threshold for non-
employment related acts

It is agreed that:

1. Sub-paragraph (a) of Section 13. of the Conditions and Limitations, Termination, is deleted in its entirety and the following is substituted in lieu thereof:

(a) as to any Employee as soon as a Senior Executive Officer or Risk Management Specialist of the Insured who is not in
collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to any loss of any Property then in transit in the custody of such Employee (see
Section 16 (d)), or

2. It is further agreed that the termination provisions outlined in sub-paragraph (a) will not apply if the dishonest or fraudulent act was committed outside the course of their employment at the Insured, occurred more than three years prior to discovery and involved a sum ofless than $10,000. It is further agreed that this bond will cover any Employee with a prior dishonesty record provided the Underwriter or a prior bond Underwriter has agreed to waive the termination provisions for a previously reported dishonest or fraudulent act.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

ICB033 Ed. 7/04

TRAVELERS

IMPORTANT NOTICE REGARDING INDEPENDENT AGENT AND BROKER COMPENSATION

For information about how Travelers compensates independent agents and brokers, please visit
www.travelers.com. or you may request a written copy from Marketing at One Tower Square, 2GSA,
Hartford, CT 06183.

ND044 Rev. 8-05
2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

TRAVELERS

HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:

  better protects the interests of all parties;
  helps Travelers to try to resolve losses or claims more quickly; and
  often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.

FAX

Use this number to report a loss, claim, or potential claim by fax toll free.

1-888-460-6622

US MAIL

Use this address to report a loss, claim, or potential claim by U SMail.

Bond-FPS Claims Department
Travelers
Mail Code NB08F
385 Washington Street

Saint
Paul, Minnesota 55102

EMAIL

Use this address to report a loss, claim, or potential claim by email.

Pro.E&O.Claim.Reporting@SPT.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond.
This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage.
Contact your agent or broker if you have any questions about coverage.

ND059 Ed. 11-06 -1-
 2006 The St. Paul Travelers Companies, Inc. All Rights Reserved